PROFIT FUNDS INVESTMENT TRUST

FILED VIA EDGAR

March 3, 2010

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Profit Funds Investment Trust
File No. 811-07677

Enclosed for filing, pursuant to Rule 17g-1 of the Investment Company Act of 1940 (the "1940 Act"), please find a copy of the Investment Company Bond (the "Bond") for the Profit Funds Investment Trust (the “Trust") under Exhibit 99.1.

Also enclosed is a copy of the resolutions of the Board of Trustees of the Trust, including a majority of the members thereof who are not "interested persons" (as defined by the 1940 Act) of the Trust, approving the amount, type, form and coverage of the Bond, now in effect for the Trust under Exhibit 99.2.

Premiums for the Bond have been paid for the period beginning December 31, 2009 to December 31, 2010.

If you have any questions about this filing, please contact the undersigned at (513) 587-3406.

Very truly yours,

/s/ Wade R. Bridge

Wade R. Bridge
Assistant Secretary

8401 Colesville Road, Suite 320	Silver Spring, MD 20910	301-650-0059	FAX 301-650-0608
http://www.profitfunds.com